January 14, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    David S. Irving

Re:    MidWestOne Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed October 31, 2013
File No. 000-24630

Dear Mr. Irving:
We are in receipt of your letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 31, 2013 (the “Comment Letter”), to Mr. Gary J. Ortale, Chief Financial Officer of MidWestOne Financial Group, Inc. (the “Company”), with respect to the above-referenced filings of the Company, and hereby submit the following responses to the comments contained in such Comment Letter. For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold italics followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note 2. Investment Securities, page 85

1.    We note that the Company has six collateralized debt obligations that are backed by trust preferred securities issued by banks, thrifts and insurance companies that had an original cost of $9.8 million when purchased, but have a book value of $2.4 million and $1.8 million as of September 30, 2013 and December 31, 2012, respectively. Please provide the following information with regard to each of the noted periods for your collateralized debt obligations:

•
Please present mortgage-backed securities and collateralized mortgage obligations separately in disclosures regarding investment securities in future filings as they appear to represent major security types as discussed in ASC 320-10-1B. You should include all the disclosure requirements for every major security type as detailed in ASC 320-10-2 and 3;

•	Please tell us why the book value of these securities increased from $1.8 million at December 31, 2012 to $2.4 million at September 30, 2013;

•
Please tell us the factors that you considered that supported an increase in fair value for these securities from $755 thousand at December 31, 2012 to $1.3 million at September 30, 2013 and tell us specifically how these factors affected your fair value calculations. In this regard, we note your

MidWestOne.com

Mr. David S. Irving
U.S. Securities and Exchange Commission
January 14, 2014

disclosure appearing on page 30 regarding unobservable inputs, the related range of inputs and the weighted average used in your discounted cash flows analysis; and

•
Given that the fair value of these collateralized debt obligations was less than book value at December 31, 2012 and September 30, 2013, please tell us why collateralized debt obligations were not included in securities with gross unrealized losses as required by ASC 320-10-50-6 through 7.

The Company’s responses to the Staff’s bulleted requests are as follows:

•
The Company undertakes to present mortgage-backed securities and collateralized mortgage obligations separately in disclosures regarding investment securities in future filings as required by ASC 320-10-50-1B, and to include in such disclosure all disclosure requirements detailed in ASC 320-10-5-2 and 3.

•
The increase in the book value of the six collateralized debt obligations (the “CDOs”) held by the Company from December 31, 2012 to September 30, 2013 was the result of the correction of the error noted in comment 3 in the Comment Letter. Specifically, when the Company adopted FSP 115-2 and 124-2 on April 1, 2009, the required reclassification entry between Retained Earnings and Accumulated Other Comprehensive Income was made; however, the amortized cost basis of the CDOs was not adjusted as required by generally accepted accounting principles. The correction of this immaterial error in the second quarter of 2013, after taking into account credit losses that should have been realized subsequent to April 1, 2009, resulted in the approximate $0.6 million increase in book value.

•
The Company utilizes a mark-to-model approach to valuing its CDOs. Cash flows for each CDO are modeled individually based upon each security’s unique structure (i.e., rules for prioritizing cash flows to various bond classes) and collateral (i.e., the specific trust preferred securities (“Trups”) and other debt issues owned by the CDO). The performance and value of each CDO is dependent upon the performance of its underlying pool of collateral. With respect to collateral performance, the Company considers both the historical level of defaults that have occurred to date and the on-going viability of the issuers that remain in each pool. The default and deferral rates (the unobservable inputs) referred to on page 30 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, relate to the historical default and deferral rates. The average historical default rate showed a small increase from 15.95% at December 31, 2012 to 16.21% at September 30, 2013. The impact of this increase on the Company’s fair value calculation was minimal because the additional defaults were largely anticipated by the Company. The factor that has a more significant impact on the fair value calculation utilized by the Company is the estimate of defaults in future periods. In prior filings the Company has not disclosed its estimates for future defaults. The Company derives its assessment of future collateral performance based on the financial strength of underlying issuers. Financial data for both the paying and deferring banks are updated each quarter and used to evaluate their ability to make contractual debt payments. The Company evaluates these issuers based on their performance in five separate categories: capital, liquidity, credit quality, profitability, and the “Texas ratio.” As issuers show greater financial strength, they are assigned a lower probability of default and vise versa. In future filings the Company will disclose model inputs that have the greatest impact on valuation results.

During the period from December 31, 2012 to September 30, 2013, the Company observed an improvement in the financial performance of the institutions that issued Trups and other debt into the collateral pools of the CDOs. This improvement was consistent with the performance of the financial sector in general that occurred during this period and caused the Company to revise downward its model estimates for default rates. In general, lower default estimates will have a favorable impact on overall CDO valuation. Accordingly, lowering the estimates for future defaults within the CDO model caused the Company’s fair value calculation to increase by $506 thousand during the period in question.

Mr. David S. Irving
U.S. Securities and Exchange Commission
January 14, 2014

•
Historically, the Company’s CDOs have been included in the “Corporate debt securities” line of the table presenting securities with gross unrealized losses. The Company undertakes to present the CDOs as a separate line item in this table in future filings.

2.    Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your loss exposure. On this topic, we note your disclosure that: (1) the market for collateralized mortgage obligations was not active, (2) all of the securities are in mezzanine tranches and are currently rated less than investment grade by Moody’s Investor Services, and (3) you have determined that not all contractual cash flows will be received on collateralized debt obligations back by trust preferred securities. Yet we note that you have determined there was no other-than-temporary impairment in the periods presented. Please provide us your other-than-temporary-impairment analysis which clearly identifies the key factors you considered in your conclusion. Refer to ASC 320-10-35-33.

As required by generally accepted accounting principles, the Company performs an analysis each quarter to determine if unrealized losses in the CDO portfolio represent other-than-temporary impairment (“OTTI”). The same cash flows are used for the OTTI analysis that are used to determine the CDO’s value. For the OTTI analysis, the Company discounts the cash flows using the coupon rate of the bond rather than the market rate used to calculate fair values. The resulting present value of discounted cash flows is then compared to the amortized cost basis of each CDO, which includes reductions for any previously-recognized OTTI. If the present value of all expected cash flows discounted at the bond’s coupon rate is greater than the amortized cost basis, then no OTTI exists. If, however, the present value of expected cash flows is less than the amortized cost basis, then OTTI exists and would be recognized in the financial statements. As of September 30, 2013, the cash flows for each of the CDOs owned by the Company had a present value that was in excess of its amortized cost basis. Through this analysis, the Company determined that it expects to recover an amount in excess of the amortized cost basis for each of its CDOs and no additional charge for OTTI was required. The Company undertakes to include disclosures to the effect of the preceding clarification in subsequent filings.
Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Principles of Consolidation and Presentation, page 6

3.
We note you discovered an error during the quarter ended June 30, 2013 related to other-than-temporary impairment on your portfolio of collateralized debt obligations and determined that the error was immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following:

•
Since you have indicated that the accounting treatment resulted in a correction of an error, and since you made downward adjustments of $212,000 to your net income for the 3- and 9-month periods ended September 30, 2012, address the reasons for not labeling the financial information as being restated within the 9/30/13 Form 10-Q;

•	Further, address the reasons for not accounting for the correction of the error in accordance with ASC 250-10-50-7 to 9; and

•
Provide us with your SAB 99 materiality analysis beginning with the initial time period which was impacted (on a quarterly basis), addressing how you concluded that these errors were immaterial to the previously reported amounts contained in your periodic reports.

Mr. David S. Irving
U.S. Securities and Exchange Commission
January 14, 2014

The Company’s responses to the Staff’s bulleted requests are as follows:

•
Since the error was determined by the Company not to be a material misstatement of its financial statements as of and for the three and nine months ended September 30, 2012, the Company respectfully submits that labeling the corrected data as restated in the Company’s September 30, 2013 financial information is not required. Although the financial information corrected for this immaterial error was not labeled as restated, the Company did provide an explanation of both the reasons and impact of the correction in footnote 1 to the financial statements included in its Quarterly Report on Form 10-Q for the period ended September 30, 2013, as well as for prior periods impacted by the correction.

•
The correction of the immaterial error was not disclosed in accordance with ASC 250-10-50-7 to 9, because, per the Company’s SAB 99 analysis below, the Company determined that this immaterial correction was not a restatement as generally understood under such provisions. The Company respectfully submits that there was not a substantial likelihood that the corrected facts would have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available, either quantitatively or qualitatively, for the periods disclosed within its Quarterly Report on Form 10-Q for the period ended September 30, 2013. The greatest impact of the immaterial error was in the quarterly reporting period ended June 30, 2009, and the fiscal year ended December 31, 2009. During those periods the banking industry was in considerable turmoil, and users of financial statements were looking to metrics such as capital levels, asset quality, and going concern considerations. Impairment charges on investment securities were not uncommon, and tended to be accepted by investors.

•	In assessing the materiality of the error noted above in accordance with SAB 99, the Company considered the following factors:

*	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
While the amount of credit-related OTTI, based on the expected cash flows, can be precisely calculated, there is some level of inherent imprecision in estimating the value of CDOs due to the unobservable inputs used in estimating the expected cash flows of the investment. The error resulted from an oversight in recording of calculated amounts and was not the result of an imprecise calculation.

*	Whether the misstatement masks a change in earnings or other trends.
The misstatement did not mask a change in the trend of earnings or any other metric. The most quantitatively significant impact of the error was to net income in the quarterly reporting period ended June 30, 2009 and the fiscal year ended December 31, 2009. Not only do the results of operations for 2009 no longer appear in the most recent Annual Report on Form 10-K for the year ended December 31, 2012, the Company respectfully submits that investors are not significantly relying upon financial statements from that period due to their age.

*	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
While the impact of the error would likely have caused the Company to miss the consensus earnings expectation of analysts in 2009, the Company respectfully submits that investors are not significantly relying upon financial statements from that period, which are now four years old. The impact of the error on the financial statements of more recent periods is much less, and would have had an immaterial impact on analysts’ assumptions and expectations.

*	Whether the misstatement changes a loss into income or vice versa.

Mr. David S. Irving
U.S. Securities and Exchange Commission
January 14, 2014

With the exception of the three- and six-month periods ended June 30, 2009, which are now four years old, there was no change from net income to a loss for any reporting period of the Company.

*	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
The Company does not report any segments, and the error concerned only the Company’s CDO portfolio rather than a fundamental aspect of its business operations.

*	Whether the misstatement affects the registrant’s compliance with regulatory agreements.
While the error did have an immaterial impact on both the Company’s and its bank subsidiary’s calculation of capital required pursuant to banking regulations, both would still have met the applicable regulatory requirements to be considered “well capitalized” had the error been accounted for properly in the initial instance.

*	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
The misstatement did not affect any debt covenants or other contractual requirements of the Company.

*	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
The impact of the error in any year other than 2009 would not have been significant enough to impact management’s compensation. While it is possible that the error could have had an impact on management’s compensation in 2009 due to its impact on earnings, it is not possible to determine this with any certainty as management’s level of compensation was based on subjective criteria rather than an explicit formula based on financial metrics. The impact of the correction in every other year would not have been material.

*	Whether the misstatement involves concealment of an unlawful transaction.
The misstatement did not involve concealment of an unlawful transaction, and was not the result of fraud.

*	Other qualitative considerations.
There was no net impact on total stockholders’ equity for any reporting periods. The Company’s narrative disclosure contained in its periodic reports throughout the time period impacted has clearly and thoroughly described material information regarding its ownership of the CDOs, including ongoing evaluation thereof and, when necessary, the recording of impairment charges.
Please refer to Attachment A for the Company’s summary quarterly analysis of the effects of the correction on the impacted financial statement captions beginning with the quarter ended March 31, 2009, which was the period immediately prior to the initial impact. Based on its consideration of the foregoing factors, the Company determined that the error was not material under SAB 99.
* * *
The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David S. Irving
U.S. Securities and Exchange Commission
January 14, 2014

The Company believes the foregoing provides a complete response to the Comment Letter. Please contact me directly at (319) 356-5924 if you have any questions or require any additional information.

Very truly yours,
MidWestOne Financial Group, Inc.

/s/ GARY J. ORTALE
Gary J. Ortale
Executive Vice President & Chief Financial Officer

ATTACHMENT A

MidWestOne Financial Group, Inc. and Subsidiaries
Selected Consolidated Balance Sheet Information
(dollars in thousands)

As Originally Disclosed	Sept 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	Sept 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	Sept 30, 2011	June 30, 2011	March 31, 2011
Collateralized debt obligation book value	$2,372	$2,372	$1,772	$1,772	$1,772	$1,772	$1,772	$1,772	$1,772	$1,772	$1,772

Retained earnings	88,110	84,325	83,722	79,995	76,443	72,800	70,008	66,299	63,461	60,449	57,876
Accumulated other comprehensive income (loss)	2,216	2,874	7,249	8,180	9,183	8,278	3,831	3,484	5,782	3,329	(1,330)

Total shareholders’ equity	$175,534	$172,283	$176,865	$173,932	$171,524	$166,701	$159,270	$156,494	$156,697	$168,637	$161,315

Corrected Amounts
Collateralized debt obligation book value	$2,372	$2,372	$2,372	$2,372	$2,380	$2,717	$2,717	$2,717	$2,717	$2,726	$2,726

Retained earnings	88,110	84,325	80,852	77,125	73,578	70,146	67,354	63,645	60,807	57,801	55,228
Accumulated other comprehensive income (loss)	2,216	2,874	10,119	11,050	12,048	10,932	6,485	6,138	8,436	5,977	1,318

Total shareholders’ equity	$175,534	$172,283	$176,865	$173,932	$171,524	$166,701	$159,270	$156,494	$156,697	$168,637	$161,315

Amount of Adjustment
Collateralized debt obligation book value	$—	$—	$600	$600	$608	$945	$945	$945	$945	$954	$954

Retained earnings	—	—	(2,870)	(2,870)	(2,865)	(2,654)	(2,654)	(2,654)	(2,654)	(2,648)	(2,648)
Accumulated other comprehensive income (loss)	—	—	2,870	2,870	2,865	2,654	2,654	2,654	2,654	2,648	2,648

Total shareholders’ equity	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

ATTACHMENT A

MidWestOne Financial Group, Inc. and Subsidiaries
Selected Consolidated Balance Sheet Information (Cont.)								Adoption of FSP 115-2 and FSP 124-2
(dollars in thousands)

As Originally Disclosed	December 31, 2010	Sept 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	Sept 30, 2009	June 30, 2009	April 1, 2009	March 31, 2009
Collateralized debt obligation book value	$1,772	$1,772	$1,772	$1,772	$1,961	$2,269	$3,588	$3,588	$3,588

Retained earnings	55,619	53,531	51,393	49,436	48,079	47,109	46,921		43,547
Accumulated other comprehensive income (loss)	(1,826)	2,980	1,461	254	(256)	489	(3,669)		(905)

Total shareholders’ equity	$158,466	$161,116	$157,387	$154,158	$152,208	$151,910	$147,548		$146,908

Corrected Amounts
Collateralized debt obligation book value	$2,726	$2,726	$2,818	$2,832	$3,434	$4,203	$6,129	$8,765	$—

Retained earnings	52,971	50,883	48,803	46,854	45,756	45,076	45,268		—
Accumulated other comprehensive income (loss)	822	5,628	4,051	2,836	2,067	2,522	(2,016)		—

Total shareholders’ equity	$158,466	$161,116	$157,387	$154,158	$152,208	$151,910	$147,548		$—

Amount of Adjustment
Collateralized debt obligation book value	$954	$954	$1,046	$1,060	$1,473	$1,934	$2,541	$5,177	$—

Retained earnings	(2,648)	(2,648)	(2,590)	(2,582)	(2,323)	(2,033)	(1,653)		—
Accumulated other comprehensive income (loss)	2,648	2,648	2,590	2,582	2,323	2,033	1,653		—

Total shareholders’ equity	$—	$—	$—	$—	$—	$—	$—		$—

ATTACHMENT A

MidWestOne Financial Group, Inc. and Subsidiaries
Selected Consolidated Statement of Operations Information
(dollars in thousands, except per share amounts)

	Year Ended	Three Months Ended				Year Ended	Three Months Ended
As Originally Disclosed	December 31, 2012	December 31, 2012	Sept 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	December 31, 2011	Sept 30, 2011	June 30, 2011	March 31, 2011
Impairment losses on investment securities	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total noninterest income	20,082	4,119	3,595	8,167	4,201	14,716	3,639	3,931	3,285	3,861

Income before income tax expense	22,093	5,762	6,026	4,238	6,067	17,929	4,411	5,272	4,327	3,919
Income tax expense	5,342	1,405	1,576	726	1,635	4,612	1,060	1,434	1,104	1,014
Net income	16,751	4,357	4,450	3,512	4,432	13,317	3,351	3,838	3,223	2,905
Less: Preferred stock dividends and discount accretion	—	—	—	—	—	645	—	210	218	217
Net income available to common shareholders	$16,751	$4,357	$4,450	$3,512	$4,432	$12,672	$3,351	$3,628	$3,005	$2,688

Earnings per common share - basic	$1.97	$0.51	$0.52	$0.42	$0.52	$1.47	$0.39	$0.42	$0.35	$0.31

Corrected Amounts
Impairment losses on investment securities	$(345)	$(8)	$(337)	$—	$—	$(9)	$—	$(9)	$—	$—
Total noninterest income	19,737	4,111	3,258	8,167	4,201	14,707	3,639	3,922	3,285	3,861

Income before income tax expense	21,748	5,754	5,689	4,238	6,067	17,920	4,411	5,263	4,327	3,919
Income tax expense	5,214	1,402	1,451	726	1,635	4,609	1,060	1,431	1,104	1,014
Net income	16,534	4,352	4,238	3,512	4,432	13,311	3,351	3,832	3,223	2,905
Less: Preferred stock dividends and discount accretion	—	—	—	—	—	645	—	210	218	217
Net income available to common shareholders	$16,534	$4,352	$4,238	$3,512	$4,432	$12,666	$3,351	$3,622	$3,005	$2,688

Earnings per common share - basic	$1.95	$0.51	$0.50	$0.42	$0.52	$1.47	$0.39	$0.42	$0.35	$0.31

Amount of Adjustment
Impairment losses on investment securities (due to CDOs)	$(345)	$(8)	$(337)	$—	$—	$(9)	$—	$(9)	$—	$—
Total noninterest income	(345)	(8)	(337)	—	—	(9)	—	(9)	—	—

Income before income tax expense	(345)	(8)	(337)	—	—	(9)	—	(9)	—	—
Income tax expense	(128)	(3)	(125)	—	—	(3)	—	(3)	—	—
Net income	(217)	(5)	(212)	—	—	(6)	—	(6)	—	—
Less: Preferred stock dividends and discount accretion	—	—	—	—	—	—	—	—	—	—
Net income available to common shareholders	$(217)	$(5)	$(212)	$—	$—	$(6)	$—	$(6)	$—	$—

Earnings per common share - basic	$(0.02)	$—	$(0.02)	$—	$—	$—	$—	$—	$—	$—

ATTACHMENT A

MidWestOne Financial Group, Inc. and Subsidiaries
Selected Consolidated Statement of Operations Information (Cont.)
(dollars in thousands, except per share amounts)

	Year Ended	Three Months Ended				Year Ended	Three Months Ended
As Originally Disclosed	December 31, 2010	December 31, 2010	Sept 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	December 31, 2009	Sept 30, 2009	June 30, 2009	March 31, 2009
Impairment losses on investment securities	$(189)	$—	$—	$—	$(189)	$(2,404)	$(402)	$(1,388)	$(614)	$—
Total noninterest income	14,907	4,305	3,757	3,525	3,320	12,519	3,514	2,553	2,914	3,538

Income before income tax expense	13,533	3,773	3,702	3,519	2,539	4,330	1,980	198	933	1,219
Income tax expense	3,403	1,038	916	914	535	(79)	364	(636)	150	43
Net income	10,130	2,735	2,786	2,605	2,004	4,409	1,616	834	783	1,176
Less: Preferred stock dividends and discount accretion	868	218	216	217	217	779	216	216	216	131
Net income available to common shareholders	$9,262	$2,517	$2,570	$2,388	$1,787	$3,630	$1,400	$618	$567	$1,045

Earnings per common share - basic	$1.08	$0.30	$0.30	$0.27	$0.21	$0.42	$0.16	$0.07	$0.07	$0.12

Corrected Amounts
Impairment losses on investment securities	$(708)	$—	$(92)	$(14)	$(602)	$(6,108)	$(863)	$(1,995)	$(3,250)	$—
Total noninterest income	14,388	4,305	3,665	3,511	2,907	8,815	3,053	1,946	278	3,538

Income before income tax expense	13,014	3,773	3,610	3,505	2,126	626	1,519	(409)	(1,703)	1,219
Income tax expense	3,209	1,038	882	909	381	(1,461)	192	(862)	(833)	43
Net income	9,805	2,735	2,728	2,596	1,745	2,087	1,327	453	(870)	1,176
Less: Preferred stock dividends and discount accretion	868	218	216	217	217	779	216	216	216	131
Net income available to common shareholders	$8,937	$2,517	$2,512	$2,379	$1,528	$1,308	$1,111	$237	$(1,086)	$1,045

Earnings per common share - basic	$1.04	$0.30	$0.29	$0.27	$0.18	$0.15	$0.13	$0.03	$(0.13)	$0.12

Amount of Adjustment
Impairment losses on investment securities (due to CDOs)	$(519)	$—	$(92)	$(14)	$(413)	$(3,704)	$(461)	$(607)	$(2,636)	$—
Total noninterest income	(519)	—	(92)	(14)	(413)	(3,704)	(461)	(607)	(2,636)	—

Income before income tax expense	(519)	—	(92)	(14)	(413)	(3,704)	(461)	(607)	(2,636)	—
Income tax expense	(194)	—	(34)	(5)	(154)	(1,382)	(172)	(226)	(983)	—
Net income	(325)	—	(58)	(9)	(259)	(2,322)	(289)	(381)	(1,653)	—
Less: Preferred stock dividends and discount accretion	—	—	—	—	—	—	—	—	—	—
Net income available to common shareholders	$(325)	$—	$(58)	$(9)	$(259)	$(2,322)	$(289)	$(381)	$(1,653)	$—

Earnings per common share - basic	$(0.04)	$—	$(0.01)	$—	$(0.03)	$(0.27)	$(0.03)	$(0.04)	$(0.20)	$—

10